Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty to Release 2023 Full Year Results on March 28, 2024

Vancouver, British Columbia – February 23, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) will release its financial and operating results for the full year and quarter ending December 31, 2023 on Thursday, March 28, 2024.

An investor webcast will be held on Thursday, March 28, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s 2023 results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please use the following link: https://www.bigmarker.com/vid-conferences/Gold-Royalty-Corp-Town-Hall-Forum-Q4

Reminder of Warrants Expiration

The Company today issued a reminder to holders of the outstanding warrants to purchase common stock of Gold Royalty, that the warrants will expire on Monday, March 11, 2024.

The NYSE has notified the Company that it will suspend trading in the warrants after the close of trading on Wednesday, March 6, 2024 so that all trades can be settled by Monday, March 11, 2024. As of December 31, 2023, there were approximately 10.35 million warrants outstanding. The warrants have an exercise price of $7.50 per share.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com